KH 3/9



SECURITIES AND EXCHANGE COMMISSION
13030540

SEC
Mail Processing
Section

MAR 1 2013

Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 38383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cornerstone Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Cornerstone Financial Inc.

325 East Main St, Greenfield, IN 46140

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin C Brewer 317-462-3310

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs P.C.

(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Melvin C Brewer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Financial Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SUSAN M HITCH
Notary Public - Seal
State of Indiana
My Commission Expires Nov 22, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE FINANCIAL SERVICES, INC.
Financial Statements
Year Ended December 31, 2012



SOMERSET
CPAs

Passionate
about your
success.

CORNERSTONE FINANCIAL SERVICES, INC.
Financial Statements
Year Ended December 31, 2012

CORNERSTONE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Independent Auditors' Report .... Page 1

Financial Statements
- Statement of Financial Condition 2
- Statement of Income 3
- Statement of Changes in Shareholders' Equity 4
- Statement of Cash Flows 5
- Notes to Financial Statements 6-8

Independent Auditors' Report on the Supplementary Information 9

Supplementary Information
- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 10

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 11-12


SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
CORNERSTONE FINANCIAL SERVICES, INC.
Indianapolis, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CORNERSTONE FINANCIAL SERVICES, INC., as of December 31, 2012, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of CORNERSTONE FINANCIAL SERVICES, INC., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 26, 2013


50
Years of Commitment
to Your Success

CORNERSTONE FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2012

Assets

Current Assets	
Cash and cash equivalents	$ 17,059
Commissions receivable	31,137
Total Current Assets	48,196
Total Assets	$ 48,196

Liabilities and Shareholders' Equity

Current Liabilities	
Commissions payable	$ 7,003
Total Current Liabilities	7,003
Shareholders' Equity	
Common stock	1,000
Additional paid-in capital	73,360
Retained deficit	(33,167)
Total Shareholders' Equity	41,193
Total Liabilities and Shareholders' Equity	$ 48,196

See accompanying notes.

CORNERSTONE FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Commissions	$ 282,672
Advisory fees	69,313
Interest income	12
Total Revenues	351,997
Expenses	
Commissions	322,003
Advertising	7,550
Professional services	4,750
Licenses and fees	1,745
Insurance	955
Office expenses	455
Total Expenses	337,458
Net Income	$ 14,539

See accompanying notes.

CORNERSTONE FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2012

	Common Stock	Paid-in Capital	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2011	$ 1,000	$ 73,360	$ (47,706)	$ 26,654
Net Income	0	0	14,539	14,539
Balance at December 31, 2012	$ 1,000	$ 73,360	$ (33,167)	$ 41,193

See accompanying notes.

CORNERSTONE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 14,539
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(15,049)
Increase in commissions payable	2,279
Net cash provided by operating activities	1,769
Net Increase in Cash and Cash Equivalents	1,769
Cash and Cash Equivalents, Beginning of Year	15,290
Cash and Cash Equivalents, End of Year	$ 17,059

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Cornerstone Financial Services, Inc. (the Company), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Revenue Recognition

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Income Taxes

The Company has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes (Continued)

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and state income tax returns for 2009 through 2012 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Common Stock:

The Company has one class of common stock with no par value, that has equal rights, preferences, qualifications, limitations and restrictions.

The following summarizes the Company's shares of common stock at December 31, 2012:

Authorized	1,000
Issued	100
Outstanding	100

Note C - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2012, due to a temporary federal program in effect through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

Note C - Concentration of Credit Risk (Continued):

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note D - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2012, the Company's net capital was $10,056 which was $5,056 in excess of its minimum net capital requirement. There is a difference of $7,004 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2012. The difference relates to audit adjustments on accounts included in net capital.

Note E - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2012, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note F - Subsequent Events:

The Company has evaluated subsequent events through February 26, 2013, the date on which the financial statements were available to be issued.


SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

**Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
under the Securities and Exchange Act of 1934**

**To the Board of Directors
CORNERSTONE FINANCIAL SERVICES, INC.
Indianapolis, Indiana**

We have audited the financial statements of CORNERSTONE FINANCIAL SERVICES, INC. as of and for the year ended December 31, 2012 and have issued our report thereon dated February 26, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Somerset CPAs PC

February 26, 2013


50+
Years of Commitment
to Your Success

CORNERSTONE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital

Total Shareholders' Equity	$ 41,193
Other Deductions	(31,137)
Net Capital	$ 10,056

Aggregate Indebtedness

Items Included in Statement of Financial Condition	
Commissions payable	$ 7,003
Total Aggregate Indebtedness	$ 7,003

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 5,056
Excess Net Capital at 1000%	$ 4,056
Ratio: Aggregate Indebtedness to Net Capital	0.70 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 17,060
Effect of audit adjustments on accounts included in net capital	(7,004)
Net Capital per Above	$ 10,056

See auditors' report on supplementary information.



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
CORNERSTONE FINANCIAL SERVICES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of CORNERSTONE FINANCIAL SERVICES, INC. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


50+
Years of Commitment to Your Success

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2013

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com